UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

MEDNAX, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

58502B106

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 4, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,325,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,325,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,325,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

PN

* Includes 47,475 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

2

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,933,242
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,933,242
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,933,242*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

CO

* Includes 47,475 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

3

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		618,408
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

618,408
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

618,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		358,582
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

358,582
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

358,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		358,582
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

358,582
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

358,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		700,630
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

700,630
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,630
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		342,048
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

342,048
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

342,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		342,048
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

342,048
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

342,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,325,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,325,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,325,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

OO

* Includes 47,475 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

10

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,325,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,325,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,325,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

PN

* Includes 47,475 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

11

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,325,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,325,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,325,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

OO

* Includes 47,475 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

12

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,325,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,325,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,325,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IN

* Includes 47,475 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

13

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,325,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,325,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,325,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IN

* Includes 47,475 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

14

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

THOMAS A. MCEACHIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		625
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

625
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

GAVIN T. MOLINELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

MARRAN H. OGILVIE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		973
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

973
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

ERIN L. RUSSELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,614
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,614
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,614
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

STEVEN J. SHULMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		593
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

593
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

JOHN M. STARCHER, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		616
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

616
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

616
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

20

CUSIP No. 58502B106

1	NAME OF REPORTING PERSON

SHIRLEY A. WEIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,007
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,007
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,007
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

21

CUSIP No. 58502B106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of MEDNAX, Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1301 Concord Terrace, Sunrise, Florida 33323.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(viii)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(ix)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
22

CUSIP No. 58502B106

(x)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xi)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the “Board”);
(xiii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xiv)	Thomas A. McEachin, as a nominee for the Board;
(xv)	Gavin T. Molinelli, as a nominee for the Board;
(xvi)	Marran H. Ogilvie, as a nominee for the Board;
(xvii)	Erin L. Russell, as a nominee for the Board;
(xviii)	Steven J. Shulman, as a nominee for the Board;
(xix)	John M. Starcher, Jr., as a nominee for the Board; and
(xx)	Shirley A. Weis, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard L GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund and Starboard L Master is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. Mr. McEachin does not currently have a principal business address. The principal business address of Mr. Molinelli is c/o Starboard Value LP, 777 Third Avenue, 18th Floor, New York, New York 10017. Ms. Ogilvie does not currently have a principal business address. Ms. Russell does not currently have a principal business address. Mr. Shulman’s principal business address is 1433 Nighthawk Pointe, Naples, Florida 34105. Mr. Starcher’s principal business address is 1701 Mercy Health Place, Cincinnati, Ohio 45237. Ms. Weis’ principal business address is c/o Weis Associates, LLC, 11445 E. Via Linda, Suite 2492, Scottsdale, Arizona 85259.

23

CUSIP No. 58502B106

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP and Starboard L Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard L GP serves as the general partner of Starboard L Master. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal occupation of Mr. McEachin is serving on the Board of Directors of RTI Surgical Holdings, Inc. The principal occupation of Mr. Molinelli is serving as a Partner and Co-Portfolio Manager of Starboard Value LP. The principal occupation of Ms. Ogilvie is serving on the Boards of Directors of GCP Applied Technologies Inc., Evolution Petroleum Corporation, Ferro Corporation and Four Corners Property Trust, Inc. The principal occupation of Ms. Russell is serving on the Board of Directors of Kadant Inc. The principal occupation of Mr. Shulman is serving as the Managing Partner at Shulman Family Ventures, Inc. The principal occupation of Mr. Starcher is serving as President and Chief Executive Officer of Bon Secours Mercy Health. The principal occupation of Ms. Weis is serving as the President of Weis Associates, LLC.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith, Feld, McEachin, Molinelli, Shulman and Starcher and Mses. Ogilvie, Russell and Weis are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

24

CUSIP No. 58502B106

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 3,885,767 Shares beneficially owned by Starboard V&O Fund is approximately $97,896,749, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contract providing for the purchase of 47,475 Shares by Starboard V&O Fund is approximately $1,285,500, excluding brokerage commissions. The aggregate purchase price of the 618,408 Shares beneficially owned by Starboard S LLC is approximately $15,587,653, excluding brokerage commissions. The aggregate purchase price of the 358,582 Shares beneficially owned by Starboard C LP is approximately $9,038,017, excluding brokerage commissions. The aggregate purchase price of the 342,048 Shares beneficially owned by Starboard L Master is approximately $8,621,923, excluding brokerage commissions. The aggregate purchase price of the 1,072,720 Shares held in the Starboard Value LP Account is approximately $27,268,113, excluding brokerage commissions.

The Shares purchased by Mr. McEachin were purchased with personal funds in the open market. The aggregate purchase price of the 625 Shares beneficially owned by Mr. McEachin is approximately $17,091, excluding brokerage commissions.

The Shares purchased by Ms. Ogilvie were purchased with personal funds in the open market. The aggregate purchase price of the 973 Shares beneficially owned by Ms. Ogilvie is approximately $24,987, excluding brokerage commissions.

The Shares purchased by Ms. Russell were purchased with personal funds in the open market. The aggregate purchase price of the 1,614 Shares beneficially owned by Ms. Russell is approximately $40,003, excluding brokerage commissions.

The Shares purchased by Mr. Shulman were purchased with personal funds in the open market. The aggregate purchase price of the 593 Shares beneficially owned by Mr. Shulman is approximately $15,000, excluding brokerage commissions.

The Shares purchased by Mr. Starcher were purchased with personal funds in the open market. The aggregate purchase price of the 616 Shares beneficially owned by Mr. Starcher is approximately $15,505, excluding brokerage commissions.

The Shares purchased by Ms. Weis were purchased with personal funds in the open market. The aggregate purchase price of the 1,007 Shares beneficially owned by Ms. Weis is approximately $24,989, excluding brokerage commissions.

25

CUSIP No. 58502B106

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On November 27, 2019, Starboard V&O Fund (together with its affiliates, “Starboard”) delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of eight highly qualified director candidates, including Thomas A. McEachin, Gavin T. Molinelli, Marran H. Ogilvie, Erin L. Russell, Steven J. Shulman, Jeffrey C. Smith, John M. Starcher, Jr. and Shirley A. Weis (collectively, the “Nominees”), for election to the Board at the Issuer’s 2020 annual meeting of shareholders (the “Annual Meeting”). As evidenced by their detailed biographies below, the Nominees have backgrounds spanning operations, healthcare, finance, specialty care, mergers and acquisitions, technology, strategic transformation, and public company governance. Starboard carefully selected this highly qualified slate of nominees who collectively have substantial and highly successful experience in the broader healthcare industry and collectively have decades of experience as CEOs, CFOs, COOs, senior executives, chairmen and directors of well-performing healthcare companies.

Thomas A. McEachin has served on the Board of Directors of RTI Surgical Holdings, Inc. (NASDAQ: RTIX), a global implant company which designs, manufactures and distributes orthopedic and other surgical implants for use in various surgical procedures, since December 2015. Previously, he held executive positions at Covidien Surgical Solutions, a division of Covidien plc (formerly NYSE: COV), a global health care products company and manufacturer of medical devices and supplies, from 2008 to 2012. During his tenure at Covidien Surgical Solutions, he served as Vice President, Finance from 2008 to 2011 and Vice President and Group Chief Financial Officer from 2011 to 2012. From 1997 to 2008, Mr. McEachin served in various finance capacities at United Technologies Corporation (NYSE: UTX), a global leader in the aerospace and building industries, and its subsidiaries, including as chief Investor Relations officer, Vice President and Controller of Pratt & Whitney, and Vice President and Chief Financial Officer of UTC Power. Prior to that, he held several executive positions with Digital Equipment Corporation (formerly NYSE: DEC), a vendor of computer systems, including computers, software, and peripherals, from 1986 to 1997. Mr. McEachin was with Xerox Corporation (n/k/a Xerox Holdings Corporation) (NYSE: XRX), a global corporation that sells print and digital document products and services, from 1975 to 1986, serving as Controller of the procurement organization. Mr. McEachin formerly served as a trustee and officer of the Wadsworth Atheneum (Hartford, CT), the oldest public art institution in the United States, serving on their executive, finance and investment committees. He also is a past board member of the Connecticut Science Center and chair of the audit committee. Mr. McEachin holds a B.S. from New York University and an MBA from Stanford University.

26

CUSIP No. 58502B106

Gavin T. Molinelli is a Partner and Co-Portfolio Manager of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies. Prior to Starboard Value LP’s formation in 2011, as part of the spin-off, Mr. Molinelli was a Director and an Investment Analyst at Ramius LLC for the funds that comprised the Value and Opportunity investment platform. Prior to joining Ramius LLC in October 2006, Mr. Molinelli was a member of the Technology Investment Banking group at Banc of America Securities LLC. Mr. Molinelli previously served on the Board of Directors of each of Forest City Realty Trust, Inc. (formerly NYSE: FCEA), a real estate investment trust, from April 2018 until its acquisition by Brookfield Asset Management Inc. (NYSE: BAM) in December 2018, Depomed, Inc. (NASDAQ: DEPO), a specialty pharmaceutical company, from March 2017 to August 2017 and Wausau Paper Corp. (formerly NYSE: WPP), a then leading provider of away from home towel and tissue products, from July 2014 until it was acquired by SCA Tissue North America LLC in January 2016. Mr. Molinelli also previously served on the Board of Directors of Actel Corporation (formerly NASDAQ: ACTL), a semi-conductor company. Mr. Molinelli received a B.A. in Economics from Washington and Lee University.

Marran H. Ogilvie currently serves on the Boards of Directors of GCP Applied Technologies Inc. (NYSE: GCP), a leading global provider of construction products technologies, since March 2019, Evolution Petroleum Corporation (NYSE:EPM), a developer and producer of oil and gas reserves, since December 2017, Ferro Corporation (NYSE:FOE), a supplier of functional coatings and color solutions, since October 2017 and Four Corners Property Trust, Inc. (NYSE:FCPT), a real estate investment trust that invests in restaurant properties in the U.S., since November 2015. Previously, Ms. Ogilvie served as an Advisor to the Creditors Committee for the Lehman Brothers International (Europe) Administration (the “Creditors Committee”) from June 2010 until July 2018, which assisted the Administrators in finding solutions to the significant issues affecting the estate. She also previously served as a Representative of a Member of the Creditors Committee from January 2008 until June 2010. Ms. Ogilvie has also served on the Boards of Directors of Bemis Company, Inc. (formerly NYSE: BMS), a global manufacturer of flexible packaging products and pressure sensitive materials, from March 2018 until it was acquired in June 2019, Forest City Realty Trust, Inc. (formerly NYSE: FCEA), a real estate investment trust that was later acquired, from April 2018 to December 2018, LSB Industries, Inc. (NYSE:LXU), a chemical manufacturing company, from April 2015 to April 2018, Seventy Seven Energy Inc. (formerly NYSE:SSE), an oil field services company that was later acquired, from July 2014 to July 2016, The Korea Fund, Inc. (NYSE:KF), an investment company that invests in Korean public equities, from November 2012 to December 2017, ZAIS Financial Corp. (formerly NYSE:ZFC)(n/k/a Sutherland Asset Management Corp.), a real estate investment trust (REIT), from February 2013 to October 2016 and Southwest Bancorp, Inc. (formerly NASDAQ:OKSB), a regional commercial bank that was later acquired (“Southwest”), from January 2012 to April 2015. She also previously served as Southwest’s Advisor from September 2011 to January 2012. Prior to that, Ms. Ogilvie was a member of Ramius, LLC, an alternative investment management firm, where she served in various capacities from 1994 to 2009 before the firm’s merger with Cowen Group, Inc. (“Cowen Group”), including as Chief Operating Officer from 2007 to 2009 and General Counsel and Chief Compliance Officer from 1997 to 2007. Following the merger in 2009, Ms. Ogilvie became Chief of Staff at Cowen Group until 2010. Ms. Ogilvie received a Bachelor’s degree from the University of Oklahoma and a Juris Doctorate from St. John’s University School of Law.

27

CUSIP No. 58502B106

Erin L. Russell has served as a member of the board of directors of Kadant Inc. (NYSE:KAI), a global supplier of engineered systems, since January 2019. Previously, she was a principal of Vestar Capital Partners, L.P. (“Vestar”), a private equity firm specializing in management buyouts, recapitalizations and growth equity investments, from August 2001 until April 2017. While at Vestar, Ms. Russell served on the boards of directors of a number of companies, including most recently as a director of DeVilbiss Healthcare LLC, a company that designs, manufactures and markets respiratory medical products, from 2012 until July 2015 and as a director and a member of the audit committee of 21st Century Oncology Inc., a provider of state-of-the-art radiation therapy and integrated cancer treatments, from 2008 until September 2016, including as the chair of the audit committee until 2014. She also served as a director of DynaVox Inc., a communications device manufacturer, from 2004 until 2014, including serving as the chair of its audit committee until its initial public offering in 2010. Ms. Russell is currently a member of the school advisory board of St. Thomas Aquinas Catholic School, where she has served since June 2018, and the advisory boards of McIntire School of Commerce and the Jefferson Scholars Foundation at the University of Virginia, where she has served since June 2016 and April 2008, respectively. Ms. Russell holds a Bachelor’s degree in accounting from McIntire School of Commerce, University of Virginia and an MBA from Harvard Business School.

Steven J. Shulman has served as the Managing Partner at Shulman Family Ventures, Inc. (Shulman Ventures), a healthcare private equity firm, since 2008. He previously served as an Operating Partner at Water Street Healthcare Partners, LLC, a healthcare-focused private equity firm, from 2008 until March 2015. From 2008 until December 2013, Mr. Shulman served as an Operating Partner at Tower Three Partners LLC, a private equity firm. From 2002 to 2008, Mr. Shulman served as Chairman and Chief Executive Officer of Magellan Health Services, Inc. (n/k/a Magellan Health, Inc.) (NASDAQ:MGLN), a specialty healthcare management organization, where he spearheaded its turnaround and restructuring following bankruptcy. Prior to that, from 2000 to 2002, he served as Chairman and Chief Executive Officer of Internet Healthcare Group, LLC, an early-stage healthcare services and technology venture fund that he founded. From 1997 to 1999, Mr. Shulman served as Chairman, President and Chief Executive Officer of Prudential Healthcare, Inc., a healthcare insurer, where he managed a significant turnaround prior to its acquisition by Aetna Inc. Prior to that, Mr. Shulman served in senior executive positions at Value Health, Inc. (NYSE:VH), a specialty managed care company he founded and took public, from 1987 to 1997, including as a Director and as President of the Pharmacy and Disease Management Group. He also previously held senior executive positions at each of Cigna Corporation (NYSE:CI), a global health insurance and service company, including as President of the East Central Division, and Kaiser Permanente, an integrated managed care company, including as Director, Medical Economics. Since March 2019, Mr. Shulman has served on the board of directors of Magellan Health, Inc., and he has served as Chairman of the board of directors since July 2019. He also currently serves as Chairman of the board of directors of Quartet Health, Inc., a healthcare technology company which connects primary care and mental health providers, since March 2014 and CareCentrix, Inc., a post-acute managed care company, since 2008. In addition, Mr. Shulman serves as a director of several other privately-held companies, including MedImpact Healthcare Systems, Inc., a pharmacy benefit manager, since 2013, VillageMD, a national provider of primary care, since November 2015, Facet, a medical device company, since April 2013 and Pager, Inc., a mobile healthcare technology company, since September 2018. Previously, Mr. Shulman served as a member of the board of directors of R1 RCM Inc. (NASDAQ:RCM), a leading provider of revenue cycle services and physician advisory services, from April 2013 to April 2018, and had served as its Chairman since April 2014, Health Management Associates, Inc. from July 2013 to February 2014, where he successfully participated in a hostile takeover and engineered its sale to Community Health Systems, Inc. (NYSE:CYH), a provider of general hospital healthcare services, for $7.6 B which closed in early 2014. He also serves on the Dean’s Council at the State University of New York at Stony Brook. Mr. Shulman holds both a Master’s degree and a Bachelor’s degree from the State University of New York at Stony Brook.

28

CUSIP No. 58502B106

Jeffrey C. Smith is a Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies. Prior to founding Starboard Value LP in April 2011, Mr. Smith was a Partner Managing Director of Ramius LLC (“Ramius”), a subsidiary of the Cowen Group, Inc. (“Cowen”), and the Chief Investment Officer of the Ramius Value and Opportunity Master Fund Ltd. Mr. Smith was also a member of Cowen’s Operating Committee and Cowen’s Investment Committee. Prior to joining Ramius in January 1998, he served as Vice President of Strategic Development of The Fresh Juice Company, Inc. (formerly NASDAQ: FRSH). He currently serves as Chair of the Board of Directors of Advance Auto Parts, Inc. (NYSE: AAP), one of the largest retailers of automotive replacement parts and accessories in the United States, a position he has held since May 2016. Mr. Smith also serves as Chair of the Board of Directors of Papa John’s International, Inc. (NASDAQ: PZZA), the world’s third-largest pizza delivery company, since joining the Board of Directors in February 2019. Mr. Smith was formerly the Chair of the Board of Directors of Darden Restaurants, Inc. (NYSE: DRI), a multi-brand restaurant operator, from October 2014 to April 2016, and Phoenix Technologies Ltd. (formerly NASDAQ: PTEC), a provider of core systems software products, services, and embedded technologies, from November 2009 until the sale of the company to Marlin Equity Partners in November 2010. In addition, Mr. Smith previously served on the Board of Directors of a number of public companies, including: Perrigo Company plc (NYSE; TASE: PRGO), a leading global healthcare company, from February 2017 to August 2019, Yahoo! Inc. (formerly NASDAQ: YHOO) (n/k/a Altaba Inc.), a web services provider, from April 2016 until its operating business was sold to Verizon Communications Inc. in June 2017; Quantum Corporation (NYSE: QTM), a global expert in data protection and big data management, from May 2013 to May 2015; Office Depot, Inc. (NYSE: ODP), an office supply company, from August 2013 to September 2014; Regis Corporation (NASDAQ: RGS), a global leader in beauty salons, hair restoration centers and cosmetology education, from October 2011 until October 2013; Surmodics, Inc. (NASDAQ: SRDX), a leading provider of drug delivery and surface modification technologies to the healthcare industry, from January 2011 to August 2012; Zoran Corporation (formerly NASDAQ: ZRAN), a provider of digital solutions in the digital entertainment and digital imaging market, from March 2011 until its merger with CSR plc in August 2011; Actel Corporation (formerly NASDAQ: ACTL), a provider of power management solutions, from March 2009 until its sale to Microsemi Corporation in October 2010; Kensey Nash Corporation (formerly NASDAQ: KNSY), a medical technology company, from December 2007 to February 2009; S1 Corporation (formerly NASDAQ: SONE), a provider of customer interaction software for financial and payment services, from May 2006 to September 2008; and The Fresh Juice Company, Inc., from 1996 until its sale to the Saratoga Beverage Group, Inc. in 1998. Mr. Smith began his career in the Mergers and Acquisitions department at Société Générale. Mr. Smith graduated from The Wharton School of Business at The University of Pennsylvania, where he received a B.S. in Economics.

29

CUSIP No. 58502B106

John M. Starcher, Jr. is President and Chief Executive Officer of Bon Secours Mercy Health, a not-for-profit Catholic health system that owns and operates 48 acute care hospitals, over 1,000 sites of care serving more than 10 million patients and has more than 60,000 employees across 7 states and two countries, where he has served since September 2018. Prior to this, he served as Chief Executive Officer and President of Mercy Health from April 2016 to August 2018, where he oversaw the development of system strategies and operations for all 23 Mercy Health hospitals and the clinically integrated network across Ohio and Kentucky. Before being promoted to CEO at Mercy Health, Mr. Starcher served as an Executive Vice President of Operations and Chief Executive Officer of the Cincinnati Market at Mercy Health from January 2015 to April 2016. From August 2013 through March 2014, Mr. Starcher served as the Interim President and Chief Executive Officer of Health Management Associates Inc. (formerly NYSE:HMA) (“HMA”), an integrated acute care delivery system with 71 hospitals across 15 states, where he guided HMA through its successful sale to Community Health Systems. Prior to that, Mr. Starcher served as President of HMA’s Eastern Group from February 2012 until August 2013. Before joining HMA, Mr. Starcher served as the Chief Executive Officer of three of Mercy Health’s four divisions – overseeing more than 20 acute care hospitals, five long term care facilities, six home health agencies and dozens of affiliated clinical practices with more than $3 billion in net revenue. Prior to that, he served as the Chief Executive Officer of the Northeastern Pennsylvania Region, the senior vice president of Human Resources and corporate associate general counsel at Catholic Health Partners. Mr. Starcher started his career in 1993 in Human Resources at the Medical College of Ohio as the Director of Labor Relations where he worked until he joined Catholic Health Partners in 1999. Mr. Starcher serves as a Director on the Boards of Bon Secours Mercy Health, The Innovation Institute the Catholic Medical Mission Board and American Pain Consortium, LLC. He also serves on the Advisory Board of HealthQuest Capital. Mr. Starcher holds a Bachelor’s degree in business administration from Bowling Green State University and a Doctorate in Jurisprudence from the University of Toledo. He is licensed to practice law in the State of Ohio (currently inactive) and has actively served as a director on more than 20 boards in varied industries, including banking, insurance, acute and sub-acute healthcare, specialty care and physician practice organizations.

30

CUSIP No. 58502B106

Shirley A. Weis has served as the President of Weis Associates, LLC, a consulting firm she founded focused on healthcare management, strategic planning and leadership development, since January 2014. She has also served as a Senior Advisor to Leavitt Partners, LLC, a health care consulting firm, since February 2014 and as a Special Advisor to the President and Professor of Practice in the W. P. Carey School of Business and the College of Nursing and Health Innovation at Arizona State University, from August 2014 until June 2018. Previously, Ms. Weis was the Vice President and Chief Administrative Officer of Mayo Clinic, a nonprofit medical practice and medical research group, from 2007 until her retirement in December 2013. She joined Mayo Clinic in 1995 and held a number of clinical and administrative leadership positions, including Chair of Administrative Services for the Mayo Clinic in Arizona, Chair of the Mayo Clinic Managed Care Department and Executive Director of Mayo Management Services, Inc. Ms. Weis was also previously a member of the Mayo Clinic Board of Trustees and served as the Secretary for the Mayo Clinic Board of Governors. Prior to joining the Mayo Clinic, she was the Chief Operating Officer of Blue Care Network, a Health Maintenance Organization, and the Emergency Department Manager for Lansing General Hospital. Ms. Weis has served on the Boards of Directors of RTI Surgical Inc. (NASDQ:RTIX), a leading global surgical implant company, since October 2014 and The Medical Memory, LLC, a Phoenix-based, private company that facilitates recording of medical conversations with doctors and distributes them to patients and families, since July 2017. She previously served on the Boards of Directors of Sentry Insurance Company, a mutual insurance company specializing in business insurance, from May 2015 until April 2019, and Traverse Global Healthcare, a Phoenix-based developer of U.S. - style healthcare facilities in global markets, from February 2014 until the company was dissolved in October 2016. Ms. Weis also served on the Michigan State University College of Nursing Board of Visitors and is a distinguished author and public speaker. She is Emeritus Assistant Professor in the Mayo Clinic College of Medicine and has also taught healthcare leadership at the University of Minnesota’s Carlson School of Management, Michigan State University, University of Wisconsin-LaCrosse, Lansing Community College and for the Michigan Hospital Association. Ms. Weis holds a BSN in Nursing from Michigan State University and a Master’s degree in management from Aquinas College. She also received an honorary Doctor of Science degree from Michigan State University. Ms. Weis has been named a Michigan State University Distinguished Alumna and has received the Diana Award for Outstanding Business Women. She was also named one of the Top 25 Women in Healthcare by Modern Healthcare magazine for 2007 and 2013 and the National Association of Professional Women’s “Woman of the Year Award” for 2012.

Starboard has engaged, and intends to continue to engage, in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer’s Board, generally.

The Reporting Persons intend to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of Starboard’s slate of highly-qualified director nominees at the Annual Meeting. The Reporting Persons, who are anticipated to be the participants in the proxy solicitation, strongly advise all shareholders of the Issuer to read the proxy statement and other proxy materials as they become available because they will contain important information. Such proxy materials will be available at no charge on the SEC’s website at http://www.sec.gov. In addition, the Reporting Persons will provide copies of the proxy statement without charge, when available, upon request. Requests for copies should be directed to the Reporting Persons’ proxy solicitor.

31

CUSIP No. 58502B106

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 84,298,441 Shares outstanding, as of October 25, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC November 1, 2019.

A.	Starboard V&O Fund
(a)	As of the close of business on February 13, 2020, Starboard V&O Fund beneficially owned 3,933,242 Shares, including 47,475 Shares underlying a certain forward purchase contract.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 3,933,242
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,933,242
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on February 13, 2020, Starboard S LLC beneficially owned 618,408 Shares.

Percentage: Less than 1%

32

CUSIP No. 58502B106

(b)	1. Sole power to vote or direct vote: 618,408
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 618,408
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on February 13, 2020, Starboard C LP beneficially owned 358,582 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 358,582
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 358,582
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 358,582 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 358,582
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 358,582
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
33

CUSIP No. 58502B106

E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 358,582 shares owned by Starboard C LP and (ii) 342,048 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 700,630
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 700,630
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	Starboard L Master
(a)	As of the close of business on February 13, 2020, Starboard L Master beneficially owned 342,048 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 342,048
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 342,048
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 342,048 Shares owned by Starboard L Master.

Percentage: Less than 1%

34

CUSIP No. 58502B106

(b)	1. Sole power to vote or direct vote: 342,048
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 342,048
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	Starboard Value LP
(a)	As of the close of business on February 13, 2020, 1,072,720 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,933,242 Shares owned by Starboard V&O Fund, (ii) 618,408 Shares owned by Starboard S LLC, (iii) 358,582 Shares owned by Starboard C LP, (iv) 342,048 Shares owned by Starboard L Master, and (v) 1,072,720 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 6,325,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,325,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,933,242 Shares owned by Starboard V&O Fund, (ii) 618,408 Shares owned by Starboard S LLC, (iii) 358,582 Shares owned by Starboard C LP, (iv) 342,048 Shares owned by Starboard L Master, and (v) 1,072,720 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.5%

35

CUSIP No. 58502B106

(b)	1. Sole power to vote or direct vote: 6,325,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,325,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
J.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,933,242 Shares owned by Starboard V&O Fund, (ii) 618,408 Shares owned by Starboard S LLC, (iii) 358,582 Shares owned by Starboard C LP, (iv) 342,048 Shares owned by Starboard L Master, and (v) 1,072,720 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 6,325,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,325,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
K.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,933,242 Shares owned by Starboard V&O Fund, (ii) 618,408 Shares owned by Starboard S LLC, (iii) 358,582 Shares owned by Starboard C LP, (iv) 342,048 Shares owned by Starboard L Master, and (v) 1,072,720 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.5%

36

CUSIP No. 58502B106

(b)	1. Sole power to vote or direct vote: 6,325,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,325,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
L.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,933,242 Shares owned by Starboard V&O Fund, (ii) 618,408 Shares owned by Starboard S LLC, (iii) 358,582 Shares owned by Starboard C LP, (iv) 342,048 Shares owned by Starboard L Master, and (v) 1,072,720 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,325,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,325,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
M.	Mr. McEachin
(a)	As of the close of business on February 13, 2020, Mr. McEachin beneficially owned 625 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 625 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 625 4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Mr. McEachin during the past sixty days is set forth in Schedule B and are incorporated herein by reference.
37

CUSIP No. 58502B106

N.	Mr. Molinelli
(a)	As of the close of business on February 13, 2020, Mr. Molinelli did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Molinelli has not entered into any transactions in the Shares during the past sixty days.
O.	Ms. Ogilvie
(a)	As of the close of business on February 13, 2020, Ms. Ogilvie beneficially owned 973 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 973 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 973 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Ogilvie has not entered into any transactions in the Shares during the past sixty days.
P.	Ms. Russell
(a)	As of the close of business on February 13, 2020, Ms. Russell beneficially owned 1,614 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,614 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,614 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Russell has not entered into any transactions in the Shares during the past sixty days.
38

CUSIP No. 58502B106

Q.	Mr. Shulman
(a)	As of the close of business on February 13, 2020, Mr. Shulman beneficially owned 593 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 593 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 593 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Shulman has not entered into any transactions in the Shares during the past sixty days.
R.	Mr. Starcher
(a)	As of the close of business on February 13, 2020, Mr. Starcher beneficially owned 616 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 616 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 616 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Starcher has not entered into any transactions in the Shares during the past sixty days.
S.	Ms. Weis
(a)	As of the close of business on February 13, 2020, Ms. Weis beneficially owned 1,007 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,007 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,007 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Weis has not entered into any transactions in the Shares during the past sixty days.

39

CUSIP No. 58502B106

As of the close of business on February 13, 2020, the Reporting Persons collectively beneficially owned an aggregate of 6,330,428 Shares, constituting approximately 7.5% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Starboard V&O Fund entered into a forward purchase contract with Morgan Stanley as the counterparty on the date referenced in Schedule B providing for the purchase of 47,475 Shares having a purchase price of approximately $1,285,500 (the “MS Forward Contract”). The MS Forward Contract has a final valuation date of August 13, 2021, however, Starboard V&O Fund has the ability to elect early settlement after serving notice to the counter-party of such intention at least two scheduled trading days in advance of the desired early final valuation date. The MS Forward Contract provides for physical settlement. Until the settlement date, the MS Forward Contract does not give the Reporting Persons voting and dispositive control over the Shares to which such contract relates.

On February 13, 2020, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value Account agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Starboard V&O Fund and its affiliates have agreed to indemnify each of Messrs. McEachin, Shulman and Starcher and Mses. Ogilvie, Russell and Weis against any and all claims of any nature arising from the Solicitation and any related transactions.   A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

40

CUSIP No. 58502B106

Pursuant to letter agreements, Starboard V&O Fund has agreed to compensate Messrs. McEachin, Shulman and Starcher and Mses. Ogilvie, Russell and Weis for being named as and serving as Nominees for election as directors of the Issuer (the “Compensation Letter Agreements”). Under the Compensation Letter Agreements, Starboard V&O Fund has agreed to pay each of Messrs. McEachin, Shulman and Starcher and Mses. Ogilvie, Russell and Weis (i) $25,000 in cash upon submission of the Nomination Letter to the Issuer and (ii) $25,000 in cash upon the filing of a definitive proxy statement with the Securities and Exchange Commission by Starboard Value LP or its affiliates relating to the Solicitation. Pursuant to the Compensation Letter Agreements, each of Messrs. McEachin, Shulman and Starcher and Mses. Ogilvie, Russell and Weis agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that Messrs. McEachin, Shulman and Starcher and Mses. Ogilvie, Russell and Weis shall determine but in any event no later than fourteen (14) days after receipt of such compensation, subject to Starboard’s right to waive the requirement to purchase the Nominee Shares. Pursuant to the Compensation Letter Agreements, each of Messrs. McEachin, Shulman and Starcher and Mses. Ogilvie, Russell and Weis agreed not to sell, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer’s appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee’s nomination or appointment as a director of the Issuer, (iii) Starboard’s withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. McEachin, Shulman and Starcher and Mses. Ogilvie, Russell and Weis may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.  A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, Thomas A. McEachin, Gavin T. Molinelli, Marran H. Ogilvie, Erin L. Russell, Steven J. Shulman, John M. Starcher, Jr. and Shirley A. Weis, dated February 13, 2020.
99.2	Form of Indemnification Letter Agreement.
99.3	Form of Compensation Letter Agreement.
99.4	Power of Attorney for Jeffrey C. Smith and Peter A. Feld, dated June 5, 2019; Powers of Attorney for Thomas A. McEachin, Gavin T. Molinelli, Marran H. Ogilvie, Erin L. Russell, Steven J. Shulman, John M. Starcher, Jr. and Shirley A. Weis.

41

CUSIP No. 58502B106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld, Thomas A. McEachin, Gavin T. Molinelli, Marran H. Ogilvie, Erin L. Russell, Steven J. Shulman, John M. Starcher, Jr. and Shirley A. Weis.
42

CUSIP No. 58502B106

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada
Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America
Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

CUSIP No. 58502B106

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of Common Stock	(52,855)	28.2775	12/18/2019
Purchase of Common Stock	21,179	23.2784	02/03/2020
Purchase of Common Stock	21,179	23.2784	02/03/2020
Purchase of Common Stock	57,946	23.4696	02/03/2020
Purchase of Common Stock	57,946	23.4696	02/03/2020
Purchase of Common Stock	13,128	24.2046	02/04/2020
Purchase of Common Stock	13,128	24.2046	02/04/2020
Purchase of Common Stock	79,125	24.3720	02/04/2020
Purchase of Common Stock	79,125	24.3720	02/04/2020
Purchase of Common Stock	18,214	25.1943	02/05/2020
Purchase of Common Stock	18,214	25.1943	02/05/2020
Purchase of Common Stock	46,373	25.2749	02/05/2020
Purchase of Common Stock	46,373	25.2749	02/05/2020
Purchase of Common Stock	63,300	25.6006	02/06/2020
Purchase of Common Stock	63,300	25.6006	02/06/2020
Purchase of Common Stock	26,527	25.5964	02/06/2020
Purchase of Common Stock	26,527	25.5964	02/06/2020
Purchase of Common Stock	85,196	25.3267	02/07/2020
Purchase of Common Stock	85,196	25.3267	02/07/2020
Purchase of Common Stock	47,796	25.3681	02/07/2020
Purchase of Common Stock	47,795	25.3681	02/07/2020
Purchase of Common Stock	6,646	25.4855	02/10/2020
Purchase of Common Stock	6,647	25.4855	02/10/2020
Purchase of Common Stock	30,479	25.5532	02/10/2020
Purchase of Common Stock	30,479	25.5532	02/10/2020
Purchase of Common Stock	63,300	25.6222	02/10/2020
Purchase of Common Stock	63,300	25.6222	02/10/2020
Purchase of Common Stock	21,651	26.4346	02/11/2020
Purchase of Common Stock	21,651	26.4346	02/11/2020
Purchase of Common Stock	63,300	26.4935	02/11/2020
Purchase of Common Stock	63,300	26.4935	02/11/2020
Purchase of Common Stock	69,549	26.6477	02/12/2020
Purchase of Common Stock	69,548	26.6477	02/12/2020
Purchase of Common Stock	36,398	27.1142	02/13/2020
Purchase of Common Stock	36,397	27.1142	02/13/2020
Purchase of Forward Contract	47,475	27.0774	02/13/2020

CUSIP No. 58502B106

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of Common Stock	(4,965)	28.2775	12/18/2019
Purchase of Common Stock	3,680	23.2784	02/03/2020
Purchase of Common Stock	10,070	23.4696	02/03/2020
Purchase of Common Stock	2,281	24.2046	02/04/2020
Purchase of Common Stock	13,750	24.3720	02/04/2020
Purchase of Common Stock	3,165	25.1943	02/05/2020
Purchase of Common Stock	8,059	25.2749	02/05/2020
Purchase of Common Stock	11,000	25.6006	02/06/2020
Purchase of Common Stock	4,610	25.5964	02/06/2020
Purchase of Common Stock	14,805	25.3267	02/07/2020
Purchase of Common Stock	8,306	25.3681	02/07/2020
Purchase of Common Stock	1,155	25.4855	02/10/2020
Purchase of Common Stock	5,296	25.5532	02/10/2020
Purchase of Common Stock	11,000	25.6222	02/10/2020
Purchase of Common Stock	3,762	26.4346	02/11/2020
Purchase of Common Stock	11,000	26.4935	02/11/2020
Purchase of Common Stock	12,086	26.6477	02/12/2020
Purchase of Common Stock	6,325	27.1142	02/13/2020
Purchase of Common Stock	4,125	27.0774	02/13/2020

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of Forward Contract	(8,555)	28.2775	12/18/2019
Purchase of Common Stock	6,357	23.2784	02/03/2020
Purchase of Common Stock	17,393	23.4696	02/03/2020
Purchase of Common Stock	3,941	24.2046	02/04/2020
Purchase of Common Stock	23,750	24.3720	02/04/2020
Purchase of Common Stock	5,467	25.1943	02/05/2020
Purchase of Common Stock	13,919	25.2749	02/05/2020
Purchase of Common Stock	19,000	25.6006	02/06/2020
Purchase of Common Stock	7,962	25.5964	02/06/2020
Purchase of Common Stock	25,572	25.3267	02/07/2020
Purchase of Common Stock	14,346	25.3681	02/07/2020
Purchase of Common Stock	1,995	25.4855	02/10/2020
Purchase of Common Stock	9,148	25.5532	02/10/2020
Purchase of Common Stock	19,000	25.6222	02/10/2020
Purchase of Common Stock	6,499	26.4346	02/11/2020
Purchase of Common Stock	19,000	26.4935	02/11/2020
Purchase of Common Stock	20,876	26.6477	02/12/2020
Purchase of Common Stock	10,925	27.1142	02/13/2020
Purchase of Common Stock	7,125	27.0774	02/13/2020

CUSIP No. 58502B106

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of Forward Contract	(4,708)	28.2775	12/18/2019
Purchase of Common Stock	3,547	23.2784	02/03/2020
Purchase of Common Stock	9,703	23.4696	02/03/2020
Purchase of Common Stock	2,198	24.2046	02/04/2020
Purchase of Common Stock	13,250	24.3720	02/04/2020
Purchase of Common Stock	3,050	25.1943	02/05/2020
Purchase of Common Stock	7,765	25.2749	02/05/2020
Purchase of Common Stock	10,600	25.6006	02/06/2020
Purchase of Common Stock	4,442	25.5964	02/06/2020
Purchase of Common Stock	14,266	25.3267	02/07/2020
Purchase of Common Stock	8,004	25.3681	02/07/2020
Purchase of Common Stock	1,113	25.4855	02/10/2020
Purchase of Common Stock	5,104	25.5532	02/10/2020
Purchase of Common Stock	10,600	25.6222	02/10/2020
Purchase of Common Stock	3,625	26.4346	02/11/2020
Purchase of Common Stock	10,600	26.4935	02/11/2020
Purchase of Common Stock	11,646	26.6477	02/12/2020
Purchase of Common Stock	6,095	27.1142	02/13/2020
Purchase of Common Stock	3,975	27.0774	02/13/2020

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Sale of Common Stock	(14,883)	28.2775	12/18/2019
Purchase of Common Stock	10,974	23.2784	02/03/2020
Purchase of Common Stock	30,026	23.4696	02/03/2020
Purchase of Common Stock	6,803	24.2046	02/04/2020
Purchase of Common Stock	41,000	24.3720	02/04/2020
Purchase of Common Stock	9,438	25.1943	02/05/2020
Purchase of Common Stock	24,029	25.2749	02/05/2020
Purchase of Common Stock	32,800	25.6006	02/06/2020
Purchase of Common Stock	13,745	25.5964	02/06/2020
Purchase of Common Stock	44,146	25.3267	02/07/2020
Purchase of Common Stock	24,766	25.3681	02/07/2020
Purchase of Common Stock	3,444	25.4855	02/10/2020
Purchase of Common Stock	15,793	25.5532	02/10/2020
Purchase of Common Stock	32,800	25.6222	02/10/2020
Purchase of Common Stock	11,218	26.4346	02/11/2020
Purchase of Common Stock	32,800	26.4935	02/11/2020
Purchase of Common Stock	36,038	26.6477	02/12/2020
Purchase of Common Stock	18,860	27.1142	02/13/2020
Purchase of Common Stock	12,300	27.0774	02/13/2020

THOMAS A. MCEACHIN

Purchase of Common Stock	625	27.3450	12/17/2019